Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES RECEIPT OF NASDAQ NOTIFICATION
REGARDING MINIMUM BID PRICE

Tel Aviv, March 17, 2014, Elbit Imaging Ltd. (NASDAQ: EMITF) (the “Company”) announced today that it received a written notification from the Listing Qualifications Department of The NASDAQ Stock Market LLC advising the Company that for the previous 30 consecutive business days the bid price for the Company's ordinary shares had closed below the minimum $1.00 per share required under NASDAQ Listing Rule 5450(a)(1). The notification letter states that the Company will be afforded 180 calendar days to regain compliance with the minimum bid price requirement. In order to regain compliance, the closing bid price for the Company's ordinary shares must be a least $1.00 per share for a minimum of ten consecutive business days. The compliance period expires on September 8, 2014.

The Company intends to monitor the bid price for its ordinary shares between now and September 8, 2014 and will consider all available options to resolve the deficiency and regain compliance with the minimum bid price requirement. If necessary, the Company may effect a reverse stock split to regain compliance with the minimum bid price requirement. In the event that the bid price deficiency is not cured by the end of the applicable compliance period, the Company's ordinary shares would be subject to delisting.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operates and manages commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F/A for the fiscal year ended December 31, 2012, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:
Doron Moshe
Chief Financial Officer
Tel: +972-3-608-6025
doronm@elbitimaging.com

Tal Shani
Corporate Secretary
Tel: +972-3-608-6056
taln@elbitimaging.com
Elbit Imaging Ltd.
5 Kinneret Street, Bnei Brak 51261, Israel
Tel: +972-3-608-6000  Fax: +972-3-608-6054